Milliman Variable insurance Trust 485BPOS

Exhibit 99(h)(viii)

EXPENSE LIMITATION AGREEMENT

Milliman Money Market Fund

This Agreement (“Agreement”) is made by Milliman Financial Risk Management LLC (the “Adviser”), investment adviser to the Milliman Money Market Fund (the “Fund”), a series of Milliman Variable Insurance Trust (the “Trust”), effective as of April 28, 2023.

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a series of the Trust; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund would otherwise be subject.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

1.	Expense Limitation.

(a)          Applicable Expense Limit. For purposes of this Agreement, the term “Fund Operating Expenses” with respect to the Fund is defined to include the fees and expenses of any master fund in which the Fund invests pursuant to Section 12(d)(1)(E) of the 1940 Act and all expenses necessary or appropriate for the operation of the Fund, including any offering and organizational expenses, the Adviser’s investment advisory fee under the Advisory Agreement, the investment advisory fee of any sub-adviser to the Fund that is paid by the Fund, and other expenses described in the Advisory Agreement that the Fund is responsible for and have not been assumed by the Adviser, but excludes the following fees incurred by the Fund in any fiscal year: taxes, interest, brokerage fees and commissions, acquired fund fees and expenses, and extraordinary or non-routine expenses not incurred in the ordinary course of the Fund’s business. To the extent that Fund Operating Expenses exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b)          Operating Expense Limit. The Fund’s maximum Operating Expense Limit in any year shall be 0.43% of the average daily net assets of the Fund.

(c)          Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay the Excess Amount.

(d)          Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the Adviser in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.	Term and Termination of Agreement.

(a)          Term. This Agreement shall continue in effect until April 29, 2024.

(b)          Termination. This Agreement may be terminated during its term by the Adviser or the Trust, without payment of any penalty, upon ninety (90) days prior written notice to the other at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Board of Trustees of the Trust (the “Board”) and a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement, or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2(b) shall become effective on the date as specifically agreed upon by the Adviser and the Trust.

(b)          Board Approval. Notwithstanding Section 2(b) of this Agreement, the Adviser may not terminate this Agreement or amend the Agreement to increase the Operating Expense Limit prior to the end of the term of this Agreement without requesting and receiving approval of the Board.

3.	Miscellaneous.

(a)          Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)          Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Amended and Restated Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for, and control of, the conduct of the affairs of the Trust or the Fund.

(c)          Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the Adviser has caused this Agreement to be effective as of the day and year first above written.

Milliman Financial Risk Management LLC

	By:	/s/Maria Schiopu
Maria Schiopu, Principal & Senior Director

	Date:	April 13, 2023

ACCEPTED BY:	Milliman Variable Insurance Trust, on behalf of the Fund

	By:	/s/Adam Schenck
Adam Schenck, President

	Date:	April 13, 2023

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